NYER MEDICAL GROUP, INC.
13 Water Street
Holliston, Massachusetts 01746

March 27, 2009

Via IDEA and Fax

Mail Stop 3561

Mr. Blaise Rhodes
Staff Accountant, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549

Re:	Nyer Medical Group, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed March 19, 2009
File No. 000-20175

Dear Mr. Rhodes:

We are in receipt of your letter dated March 20, 2009, and will respond to your comments individually.

1.  Comment:  “Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.  It is not sufficient to state that the company “had decided not to re-engage” the accountant, as that wording is unclear to a reader.”

Response:  The Company has filed an amendment to the Form 8-K (the “Form 8-K/A”) clarifying that the former accountant was dismissed on March 13, 2009.

2.  Comment:  “We note you have engaged a new accountant.  In your disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.”

Response:  The Form 8-K/A clarifies that the Company had no consultations with the new accountant through the date of its engagement.

3.  Comment:  “To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.”

U.S. Securities and Exchange Commission
March 27, 2009

Response:  A revised Exhibit 16 has been filed with the Form 8-K/A.

In connection with the Company’s responses to your comments the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert such comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact us at (508) 429-8506 or via fax at (508) 429-8237.

Sincerely,

NYER MEDICAL GROUP, INC.

/s/ Mark A. Dumouchel
Mark A. Dumouchel
President and CEO